Patria Reports Third Quarter 2023 Earnings Results Grand Cayman, Cayman Islands, November 7, 2023 – Patria (Nasdaq:PAX) reported today its unaudited results for the third quarter ended September 30, 2023. The full detailed presentation of Patria's third quarter 2023 results can be accessed on the Shareholders section of Patria’s website at https://ir.patria.com/. Alex Saigh, Patria’s CEO, said: “We are very pleased to have delivered another strong set of results for the quarter, and we continue to drive growth in a market environment where growth does not come easy. Our Distributable Earnings for 3Q23 were 23 cents per share, driven by Fee Related Earnings of $36 million which is up 14% from the same quarter last year. Organic inflows were $1.3 billion in the third quarter, and including commitments secured in early Q4, our year-to-date organic inflows total nearly $3.7 billion. On the inorganic front, we are happy to announce that we closed our new joint venture with Bancolombia on November 1st, which will add about $1.2 billion to our AUM in the 4th quarter. We also recently announced an agreement to acquire a private equity solutions platform that manages another $9 billion of AUM, which is expected to close in the first half of 2024. Between organic and inorganic activity – we have closed or signed more than $13.8 billion dollars of new AUM for the platform this year. As we continue to execute on our strategic pillars of growth and track towards our 2023 and multi-year targets, I remain confident in our ability to deliver for our shareholders.” Financial Highlights (reported in $ USD) Patria IFRS results included $18.5 million of net income attributable to Patria in Q3 2023. Patria generated Fee Related Earnings of $36.0 million in Q3 2023, up 14% from $31.7 million in Q3 2022, with an FRE margin of 58%. Distributable Earnings were $34.6 million for Q3 2023, or $0.23 per share. Dividends Patria has declared a quarterly dividend of $0.199 per share to record holders of common stock at the close of business on November 22, 2023. This dividend will be paid on December 8, 2023. Conference Call Patria will host its third quarter 2023 earnings conference call via public webcast on November 7, 2023 at 9:30 a.m. ET. To register and join, please use the following link: https://edge.media-server.com/mmc/p/6w6v2awj For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ shortly after the call’s completion. About Patria Patria is a global alternative asset manager and industry leader in Latin America, with over 35 years of history, combined assets under management of $28.4 billion, and a global presence with offices in 10 cities across 4 continents. Patria aims to provide consistent returns in attractive long-term investment opportunities as the gateway for alternative investments in Latin America. Through a diversified platform spanning Private Equity, Infrastructure, Credit, Public Equities and Real Estate strategies, Patria provides a comprehensive range of products to serve its global client base. Further information is available at www.patria.com. Forward-Looking Statements This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as "outlook," "indicator," "believes," "expects," "potential," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled "Risk Factors" in our 424(b) prospectus, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission ("SEC"), which are accessible on the SEC's website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. The forward-looking statements speak only as of the date of this press release, and we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. Contact Josh Wood t +1 917 769 1611 josh.wood@patria.com Andre Medina t +1 345 640 4904 andre.medina@patria.com